Public Service Enterprise Group Incorporated
80 Park Plaza, Newark, NJ 07102

September 7, 2007

Ellie Quarles, Special Counsel

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Public Service Enterprise Group Incorporated Definitive 14A Filed March 7, 2007 File No. 1-09120

Dear Ms. Quarles:

We respectfully request an extension until October 2, 2007, of the date by which we are to provide you with a response to your letter of August 21, 2007 regarding our definitive Proxy Statement filed March 7, 2007.

Very truly yours,

/s/ David P. Falck

David P. Falck
Senior Vice President - Law